Exhibit (g)(3)
This announcement does not constitute an offer to purchase any securities. The Offer is being made only pursuant to an Offer to Purchase and related acceptance forms, and is being made to all holders of ordinary shares, ADSs and certain convertible notes of STATS ChipPAC Ltd., subject to compliance with applicable laws. Holders of such securities are advised to read all documents relating to the Offer that are filed with SGX-ST and the SEC, because they contain important information. Copies of the Offer to Purchase and other documents relating to the Offer are available on the website of the SEC at www.sec.com.
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VOLUNTARY CONDITIONAL CASH OFFER
by
Singapore Technologies Semiconductors Pte Ltd
(Incorporated in Singapore)
(Co. Reg. No.: 199503003D)
a wholly-owned subsidiary of
Temasek Holdings (Private) Limited
(Incorporated in Singapore)
(Co. Reg. No.: 197401143C)
for
STATS ChipPAC Ltd.
(Incorporated in Singapore)
(Co. Reg. No.: 199407932D)
QUESTIONS AND ANSWERS
FOR STATS ChipPAC OPTIONHOLDERS
March 23, 2007

Definitions:
“STSPL” or the “Offeror”	Singapore Technologies Semiconductors Pte Ltd (a wholly-owned subsidiary of Temasek)
“Temasek”	Temasek Holdings (Private) Limited (STSPL’s parent company)
“STATS ChipPAC” or the “Company”	STATS ChipPAC Ltd.
“Closing Date”	3:30 PM Singapore Time, 3:30 AM New York City Time, Friday, April 13, 2007, unless extended by the Offeror
“Ordinary Shares”	Ordinary shares of STATS ChipPAC Ltd. (traded on SGX-ST)
“ADS”	American Depositary Shares representing Ordinary Shares of STATS ChipPAC Ltd. (traded on Nasdaq Global Market) Each ADS represents 10 Ordinary Shares
“CDP”	The Central Depository (Pte) Limited

1.	OPTION HOLDERS

No.	Questions	Suggested response
a.	Is the Options Proposal for all options including vested and unvested options?	Yes, the Options Proposal is for all options, including vested and unvested options.

b.	Can I withdraw any Options which I have tendered in acceptance of the Options Proposal?	Yes, Optionholders who have accepted the Options Proposal have the same withdrawal rights as holders of Ordinary Shares, ADSs and Convertible Notes in relation to the Offer. Please refer to “THE OFFER — Section 7. Withdrawal Rights” in the Offer to Purchase for further details.

For a withdrawal of Options tendered in acceptance of the Options Proposal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by STSPL c/o M & C Services Private Limited at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 and must specify the name, address and identification card or passport number of the person who tendered the Options to be withdrawn and the number, exercise price and exercise period of the Options to be withdrawn. Any such notice of withdrawal must be signed and executed in the same manner and by the same party in which the Acceptance Letter in respect of which the Options are sought to be withdrawn was executed. Any such submission of a notice of withdrawal as described above shall be conclusive evidence in favour of STSPL, Goldman Sachs (Singapore) Pte. and M & C Services Private Limited of the right of such person to withdraw the said Options and of the title of such person to such Options.

c.	I have Options, how do I accept the Options Proposal?	You may accept the Options Proposal, which has been sent to you by way of a letter from the Offeror together with the Offer to Purchase, by taking the following steps:

(1) Completing and signing the acceptance letter for the Options Proposal (the “Acceptance Letter’’) attached to the Options Proposal which should have been mailed to you.

(2) Forwarding the duly completed and signed Acceptance Letter by 3:30 p.m. Singapore time on the Closing Date or such later date(s) as extended, to:

Singapore Technologies Semiconductors Pte Ltd c/o M&C Services Private Limited 138 Robinson Road #17-00, The Corporate Office Singapore 068906.

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No.	Questions	Suggested response

The Options Proposal shall remain open for acceptance until 3.30 p.m. Singapore time on the Closing Date or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

Please note the Options Proposal is subject to the Offer for the Ordinary Shares and ADSs being declared unconditional in all respects.

Please also note that if you accept the Options Proposal, you will give up your rights under the Options, including the right to exercise the Options into Ordinary Shares and any other rights that you may derive as a holder of Ordinary Shares.

d.	How do I exercise my Options and accept the Offer for the Shares?	To exercise your options, you should:

(a) give the relevant exercise notices in accordance with the terms of the relevant Option and Option Plan and remit the full amount of the exercise price for the relevant number of Ordinary Shares to the Company Secretary of STATS ChipPAC at its registered office at 5 Yishun Street 23, Singapore 768442 or its office address at 10 Ang Mo Kio Street 65,#05-17/20 Techpoint, Singapore 569059;

(b) complete and sign the FAA for the Ordinary Shares in accordance with the provisions of the Offer to Purchase as well as the provisions and instructions printed on the FAA for the Ordinary Shares; and

(c) forward the duly completed and signed FAA for the Ordinary Shares at your own risk to the Company Secretary of STATS ChipPAC before 12.00 noon Singapore time on the Closing Date (as defined in the Offer to Purchase) for onward transmission to Singapore Technologies Semiconductors Pte Ltd, c/o The Central Depository (Pte) Limited, 4 Shenton Way #02-01, SGX Centre 2, Singapore 068807.

Exercising Optionholders should note the time allowed to STATS ChipPAC under the terms of the relevant Option and Option Plan to allot the Ordinary Shares to Exercising Optionholders upon exercise of the Options.

Holders of Options should also note that if the Securities Accounts of the Exercising Optionholders are not credited with the relevant number of new Ordinary Shares by the date of receipt by CDP, on behalf of the Offeror, of the FAA (provided that the date of receipt is on or before the Closing Date), the acceptance of the Offer by the Exercising Optionholders will be rejected.

If you exercise your Options with the intent of accepting the Offer with respect to the underlying Ordinary Shares, and the Offer subsequently lapses or is terminated by the Offeror, you would not be able to rescind your exercise and take back your Options.

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No.	Questions	Suggested response
You are advised to read all documents relating to the Offer including the Offer to Purchase because they contain important information.
e.	When will I be paid if I accept the Options Proposal?	Please note the Options Proposal is subject to the Offer for the Ordinary Shares and ADSs being declared unconditional in all respects.

Subject to the receipt by the Offeror from the Accepting Optionholder of the duly completed Acceptance Letter, and to the fulfillment of the conditions set out in the Options Proposal, remittances in the form of cheques for the appropriate amounts will be despatched to the Accepting Optionholder by ordinary post:

(a) in respect of acceptances of the Options Proposal which are received on or before the date on which the Offer is declared to be unconditional, within 14 calendar days of that date; or

(b) in respect of acceptances of the Options Proposal which are received after the date on which the Offer is declared to be unconditional, but before the Offer closes, within 14 calendar days of the date of such receipt.

f.	Is there a difference in the amount of money I will receive if I accept the Options Proposal or the Offer for the Shares?	If you accept the Options Proposal, subject to the Offer being declared unconditional, you will be paid an amount (if positive) of the Offer Price or (if applicable) the Higher Offer Price less the exercise price of that Option. If the exercise price of an Option is equal to or more than the Offer Price of (if applicable) the Higher Offer Price, you will be paid a nominal amount of S$0.001.

If you wish to exercise your Options and accept the Offer, you will have to pay the exercise price of the Options and subject to the Offer being declared unconditional in all respects, you will be paid the Offer Price or (if applicable) the Higher Offer Price.

g.	If I hold Options and do not accept the Options Proposal, and the Offer is declared unconditional in all respects, how will my rights under the Options be affected?	If you hold Options and do not accept the Options Proposal and the Offer is declared unconditional in all respects, the value of your Options may decline as a result of any material decrease in liquidity and market value of the Ordinary Shares and ADSs, including possibly as a result of a delisting of the Ordinary Shares or ADSs (if the Offferor effects a compulsory acquisition of the Ordinary Shares and ADSs). Please note that you do not have the right to require the Offeror to purchase your Options as a result of the Offer or the compulsory acquisition, although you may have a right to require the Offeror to purchase any Ordinary Shares that you receive upon exercise of your Options. You should also refer to the terms of your option plan and the Offer to Purchase for important information about the effect of the Offer and the Compulsory Acquisition on your Options.

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